[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 295/2003
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                                                                DATE: 11/14/2003

PEMEX SIGNS MULTIPLE SERVICE CONTRACT FOR THE REYNOSA-MONTERREY BLOCK

This Contract Will Generate a US$ 2.4 Billion Investment and a 222 Million cfd Increase in Domestic Natural Gas Production

Pemex announced today the signing of the first Multiple Service Contract (MSC) with Repsol-YPF, Spain's largest oil company, for the exploitation and development of non-associated natural gas reserves in the Reynosa-Monterrey block of the Burgos Basin, in Northern Mexico. The contract will generate an investment of US$ 2.4 billion and will increase natural gas production in the Burgos Basin by 222 million cubic feet per day.

The signing of the contract marks an important first step toward boosting domestic natural gas production and reducing Mexico's dependence on costly gas imports through the MSC program.

Three natural gas development contracts have already been awarded under the MSC program. Together, these first three contracts - for the Reynosa-Monterrey, Cuervito and Mision blocks - will generate an increase in domestic gas production of approximately 350 million cubic feet per day; new investments of US$ 3.7 billion; and savings of US$ 700 million as a result of the efficiencies and lower costs introduced by the contractors.

"The investment resulting from the MSCs will be allocated to the development of the works and services that the contractors will implement during the 20-year contract term. This will generate an economic impact in the Northeast of Mexico that will reactivate an important part of the productive sector in that region," said Sergio Guaso, Executive Director of the MSC program.

Repsol-YPF's international experience and technical capabilities ensure that the works under the contract will be carried out professionally and efficiently.

With the MSCs, Pemex expects to increase its capacity to carry out the Burgos Basin Project, which will increase non-associated natural gas production, reduce imports, and help meet the increasing demand for natural gas in the country.